Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

December 18, 2014	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

Timmins Gold to Purchase Caballo Blanco Gold Project

Vancouver, BC - Timmins Gold Corp.(TSX: TMM, NYSE MKT: TGD) (“Timmins Gold” or the “Company”) is pleased to announce that it has entered into an Asset Purchase Agreement (the "Agreement") with Goldgroup Mining Inc. (TSX: GGA) (“Goldgroup”) to purchase 100% of the Caballo Blanco Gold Project, a gold development project in Veracruz State, Mexico ("Caballo Blanco") for total consideration of US$10 million in cash and 16,065,000 Timmins Gold shares.

Transaction Highlights:

  Accretive to Key Metrics: The transaction will be immediately accretive to Net Asset Value (“NAV”) and mineral resources and is expected to be accretive to operating cash flow, EBITDA and other key operational metrics once in operation based on current gold prices;
  Leverages Operational Success: The proposed project is a Mexican open pit/heap leach operation similar to the San Francisco mine, providing opportunity to leverage past success in permitting, building and operations;
  Expanded Resource Base with Exploration Upside: Will significantly grow current resource base with the addition of 575,000 ounces of gold (“oz Au”) indicated and 419,000 oz Au inferred mineral resource along with potential for meaningful exploration near existing resources and within a sizeable, underexplored land package;
  Enhances Production Profile: When added to the Company’s current production, the projected production from the project would nearly double Timmins Gold’s annual production to over 220,000 oz Au with the addition of ~90,000 oz Au at a projected cash cost of $784 per ounce and moves operating profile in line with other mid-tier producers; and
  Rerating Potential: Expanded resource base and strengthened production profile will allow Timmins Gold to potentially realize higher valuation multiples.

Mr. Bruce Bragagnolo, CEO of Timmins Gold, stated, "The acquisition of Caballo Blanco will accomplish our strategic goal of adding a highly prospective gold mining project at an attractive valuation in Mexico, a very familiar, well-established and low-risk mining jurisdiction."

"The Transaction structure allows us to retain our current financial flexibility, and is expected to improve our corporate operating cash flow once Caballo Blanco is producing."

"We believe Caballo Blanco is an extremely promising project, even at current gold prices, and we look forward to optimizing the current PEA mine plan while continuing to execute our growth objectives."

Transaction Overview

Under the terms of the Agreement, Timmins Gold will acquire a 100% interest in Caballo Blanco for consideration of US$10 million in cash plus the issuance of 16,065,000 Timmins Gold shares. Timmins Gold has also agreed to pay to Goldgroup a contingent payment of an additional US$5 million when Caballo Blanco receives its permit or Timmins Gold undergoes a change of control. The additional payment, if made, can be paid at Timmins Gold’s option in cash or Timmins Gold shares. All shares issued in connection with the transaction will be subject to a hold period expiring four months and a day after issuance. The Caballo Blanco Project is subject to a 2% NSR in favour of a third party.

Completion of the transaction is subject to customary closing conditions, including the delivery and registration of certain title documents and approval of the TSX and the NYSE MKT. Timmins Gold expects the transaction to close in December, 2014.

Caballo Blanco Project Overview

Caballo Blanco is an advanced stage open pit, heap leach gold project located 65km Northwest of Veracruz, Mexico. The project consists of two large areas of epithermal gold mineralization, the Northern Zone and the Highway Zone, contained within 13 mineral concessions covering over 54,000 hectares. Caballo Blanco has easy access via paved roads, on-site power and clean water.

A Preliminary Economic Assessment was completed on Caballo Blanco entitled “Preliminary Economic Assessment Caballo Blanco Gold Heap Leach, Veracruz, Mexico”, dated May 7, 2012, (the “PEA”) prepared by Joseph M. Keane, Brent C. Bailey, Jim Cuttle, Gary Giroux, Stephen Taylor and Dino Pilloto, all of whom are independent Qualified Persons as defined in NI 43-101. The PEA discloses a Measured & Indicated Resource of 575,000 oz Au (28.9 million tonnes grading 0.62 g/t Au) and an Inferred Resource of 419,000 oz Au (24.0 million tonnes grading 0.54 g/t Au). To the best of the Company’s knowledge, information and belief there is no new material scientific or technical information that would make the disclosure of the mineral resources or the PEA inaccurate or misleading. For a full discussion of the sampling, analysis, quality assurance, quality control, and other technical disclosure relevant to the project, please see the PEA which is available on SEDAR under Goldgroup’s profile at www.sedar.com.

Highlights of the PEA include:

  A pre-tax NPV of US$128.2 million and IRR of 37.5% at a gold price of US$1,200 per ounce and a discount rate of 5%;
  A pre-tax NPV of US$283.8 million and IRR of 66.4% at a gold price of US$1,500 per ounce and a discount rate of 5%;
  A Life-of-Mine ("LOM") strip ratio of 1.66, with an initial strip ratio of 0.5 and 1.3 in years one and two, respectively;
  Anticipated gold recovery of 80.7% based on current metallurgical testing;
  Expected annual production of ~90,000 ounces of gold, for a total production of 687,000 ounces of gold and 1.3 million ounces of silver over the current 7.5 year life of mine;
  Total cash operating cost of $784 per ounce of gold; and
  Initial capital costs of $84.8 million.

Timmins Gold believes that the current resource can be expanded and the project economics described in the PEA can be improved with additional drilling, metallurgical test work, and a review of the capital expenditures. As more fully described below, Timmins Gold plans to update the current resource estimate and carry out an extensive optimization of the PEA in the coming months, including reviewing whether the project can become a run of mine operation.

Mineral Resources

Estimated mineral resources for Caballo Blanco, as reported by Goldgroup as of May 10, 2012, are shown below.

Mineral Resources (1)
	Tonnes	Metal Grade		Contained Metal
	(M tonnes)	Au (g/t)	Ag (g/t)	Au (ozs)	Ag (ozs)
Indicated Mineral Resources(2)	28.9	0.62	2.32	575,000	2,150,000
Inferred Mineral Resources (2)	24.0	0.54	2.50	419,000	1,930,000

(1)

As reported by Goldgroup in the PEA, subject to rounding. The PEA is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(2)	As disclosed in the PEA, Mineral Resources were estimated using cut-off grade of 0.20 g/t.

Near-Term Strategy and Outlook

Timmins Gold’s immediate focus will be on updating the current resource estimate in addition to optimizing the existing PEA. More specifically, Timmins Gold plans to improve the project by:

  Incremental infill and definition drilling within the current resource;

  More detailed metallurgical testing for use in optimizing the existing PEA;

  An expanded exploration drill program to confirm additional areas of mineralization including the Highway zone;

  A complete cost analysis and review to assess the potential for a run of mine operation; and

  Working with local communities and government entities on revising the previous Environmental Impact Statement (EIS), a key element in permitting for Caballo Blanco.

Advisors

Cowen and Company, LLC is acting as financial advisor to Timmins Gold and its Board of Directors. Timmins Gold's legal counsel is Paul, Weiss, Rifkind, Wharton & Garrison LLP and Blake, Cassels & Graydon LLP.

Caballo Blanco Acquisition: Webcast

Webcast and presentation will be made available on Timmins Gold’s website and at the following web address: http://wsw.com/webcast/cc/tmm.to/

Technical information contained in this news release was reviewed and approved by Taj Singh, M.Eng., P.Eng., Vice President of Business Development of the Company who is recognized as a Qualified Person under the guidelines of National Instrument 43-101.

About Timmins Gold

Timmins Gold is in commercial gold production at its wholly owned San Francisco Gold Property in Sonora, Mexico. The mine is an open pit heap leach operation from which Timmins Gold has projected production of 115,000 to 125,000 ounces of gold in 2014 at a cash cost of $800 per ounce.

Contacts:
Timmins Gold Corp.
Bruce Bragagnolo
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Mineral Resource Estimates

Timmins Gold and Goldgroup are each subject to the reporting requirements of the applicable Canadian securities laws, and as a result report mineral reserves and resources according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the Securities and Exchange Commission (the “Commission”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. In particular, Timmins Gold and Goldgroup each report “resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the Commission and U.S. companies are not generally permitted to report resources in documents filed with the Commission. As such, certain information contained in this press release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Commission. In addition, an Inferred Mineral Resource has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and you cannot assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred

Mineral Resources may not form the basis of feasibility or other economic studies. You are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

The Company’s ability to execute on its goals for Caballo Blanco is dependent upon successfully obtaining the permits which have been applied for but have not yet been received.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, the acquisition of Caballo Blanco, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to construction of a mine at Caballo Blanco, production, exploration drilling, reserves and resources, exploitation activities, costs and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.